N E W S   R E L E A S E

TALISMAN TO ACQUIRE PALADIN RESOURCES PLC

FOR £1,218 MILLION (C$2,521 MILLION)

CALGARY, Alberta – October 20, 2005 – Talisman Energy Inc. (“Talisman”) has reached an agreement with Paladin Resources PLC on the terms of a cash offer by Talisman Energy Resources Limited (“Talisman Resources”), a wholly-owned subsidiary of Talisman, for all of the shares of Paladin at an aggregate price of approximately £1,218 million (C$2,521 million).  Paladin is a UK oil and gas exploration and production company whose shares are listed on the London Stock Exchange.  Paladin has a portfolio of production and exploration assets predominantly in the Norwegian, UK and Danish sectors of the North Sea, as well as in Australia, Indonesia and Tunisia. It also has exploration acreage in Gabon and Romania.

The Paladin directors have unanimously agreed to recommend that Paladin shareholders accept the offer and have irrevocably undertaken to accept the offer in respect of their own beneficial holdings representing 1.07% of the outstanding shares.  In addition, shareholders beneficially owning an aggregate of approximately 6.3% of the outstanding shares have irrevocably undertaken to accept the offer in respect of such shares.  Talisman Resources has also separately agreed to acquire 51,343,000 Paladin shares, representing approximately 14.96% of the existing issued share capital, from Aberforth Partners and Caledonia Investments. Goldman, Sachs & Co. is acting as exclusive financial advisor to Talisman in connection with this transaction.

“This is an attractive opportunity for Talisman and is a logical continuation of Talisman’s successful business model,” said Dr. Jim W. Buckee, President and Chief Executive Officer. “These assets materially enhance Talisman’s production growth profile and offer significant cash generation potential.

“It is rare to have the opportunity to acquire a set of properties with the fit that we see here in the UK Central North Sea and Norway. These assets lie predominantly within our experience and expertise. Talisman will be able to continue existing exploration and development activities and add new programs readily.   For example, we have overlapping interests in the Egersund basin in Norway where there are attractive redevelopment and exploration opportunities. Development drilling in the Montrose and Arbroath area will benefit from the application of modern 4D seismic techniques.

“We expect the acquisition to be accretive to cash flow in 2006 and at least through Talisman’s detailed planning period which extends to 2008.  It will help deliver production per share growth for Talisman which is now expected to be in excess of 10% per annum from 2006 through 2008.”

Talisman estimates that Paladin’s proved plus probable reserves are approximately 190 million boe. Paladin recently reported production of approximately 46,000 boe/d (1st half 2005). Talisman expects incremental production in 2006 to be in the range of 45,000-50,000 boe/d with potential for over 70,000 boe/d in 2009.

Talisman believes that the integration of Paladin’s portfolio of assets will strengthen its position as a leading independent operator in the North Sea. The transaction also provides additional international opportunities in regions that are well suited to Talisman’s operating style and skills.

Deal Rationale

The acquisition of Paladin is a logical continuation of Talisman’s proven North Sea core area strategy which includes building a major position in Norway. Talisman has acquired assets in the North Sea and created value through low risk development and adjacent exploration opportunities.

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Approximately three quarters of Paladin’s reserves and production are in the Norwegian, UK and Danish sectors of the North Sea.

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The acquisition will add a significant operated core area at MonArb in the Central North Sea (Montrose, Arbroath, Arkwright, Brechin, Wood). With the introduction of modern 4D seismic, a large number of prospects and leads have been identified in MonArb.

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Paladin will bring approximately 600,000 net acres of exploration acreage in Norway.

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Paladin’s 40% working interest and operatorship of Production License 316 in Norway will give Talisman a strategic position in the Egersund basin. Talisman acquired a 30% interest in this area earlier this year. Talisman sees material upside potential here from both exploration and development.

This acquisition will allow Talisman to create value for its shareholders.

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Talisman will pay approximately £ 1,218 million (C$2,521 million) for all of the shares of Paladin.

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Talisman estimates that Paladin’s proved plus probable reserves are approximately 190 million boe. In addition, Talisman sees significant additional exploration and development upside.

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Talisman expects to invest more than C$1 billion on Paladin acreage over the next three years, which represents a significant increase over recent spending levels on these assets.

The acquisition should allow Talisman to exceed its commitment to deliver 5-10% production per share growth.

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With this acquisition Talisman expects to deliver production per share growth in excess of 10% annually through 2008.

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Talisman believes it can grow current Paladin production (currently 46,000 boe/d) to over 70,000 boe/d in 2009.

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The acquisition is expected to be accretive to Talisman’s cash flow. Assuming US$55.00/bbl Brent oil prices and a C$2.07 Pound Sterling exchange rate, this transaction is expected to increase Talisman’s cash flow by over C$500 million in 2006.

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Talisman is making a cash offer for Paladin, which is non-dilutive for existing shareholders.

After the transaction, Talisman expects to maintain a strong balance sheet.

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After the completion of the acquisition, the Company expects that its debt to cash flow ratio will be in the 1.0 range by the end of 2006.

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Talisman’s debt to debt plus equity ratio is expected to be approximately 0.4 by the end of 2006.

Talisman knows the North Sea

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Talisman acquired a small non-operated position in 1994 and has grown its North Sea production from less than 20,000 boe/d to approximately 145,000 boe/d (1st six months 2005).

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Talisman acquired the operatorship of the Gyda field in Norway in 2003 and operatorship of Varg in 2005. The Company has built a strategic position in Norway with expected production of approximately 35,000 boe/d in the 4th quarter of 2005 and interests in 32 blocks, covering more than one million net acres.

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Approximately 77% of Paladin’s current production is in the North Sea (37% Norway, 33% UK, 7% Denmark).

 The UK and Norway provide attractive investment opportunities.

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Under the current fiscal regimes, exploration and development opportunities in Norway and the UK provide attractive economic returns.

In valuing the acquisition, Talisman has taken into account that Paladin has hedged approximately 7,800 bbl/d in 2006 and 6,600 bbl/d in 2007. Talisman may layer in additional hedges with a view to ensuring that the acquired properties pay for the anticipated capital programs at significantly reduced commodity prices.

Description of Paladin’s Assets

In the UK, Paladin operates and has a 58.97% working interest in the MonArb Area, which is Paladin's largest core area and includes the Montrose oil field, three satellite oil fields, a satellite development and a number of exploration prospects.  Paladin also has an extensive exploration portfolio in the UK, the vast majority of which is located in the Central North Sea, with a large number of prospects and leads.  Paladin also has interests in certain fields where Talisman already has an interest.

In Norway, Paladin has an operated interest in the non-producing Egersund Basin area to complement Talisman's existing interest and non-operated interests in the producing Brage and Veslefrikk fields. In Denmark, Paladin has a non-operated interest in the producing Siri field.

In addition, Paladin has producing assets in Australia, Indonesia and Tunisia (all non-operated). Paladin also has exploration interests in Romania and Gabon.

Deal Metrics

Talisman believes this transaction provides good value for its shareholders.

C$ Millions
Purchase price	2,521
Estimated working capital and debt (1)	172
Estimated forward commodity contracts (1)	150
Total value	2,843
Less: Estimated value of exploration acreage(2)	(500)
Value attributable to proved and probable reserves	2,343
Talisman’s estimate of proved and probable reserves - oil and liquids (mmbbl) - natural gas (bcf) - mmboe	156 220 193
Daily production (first half 2005) Underlying lifting cost (first half 2005)	46,000 boe/d US$11.02/boe

(1) Talisman’s estimates for Paladin’s working capital and debt and the mark to market liability associated with Paladin’s forward commodity contracts as of the anticipated time of the acquisition.

 (2) Talisman’s estimated value of Paladin’s exploration acreage.

The Offer

The offer will be made in accordance with practices and procedures in the UK and will not be made in, or into, Canada, the United States, Australia or Japan, unless otherwise determined by Talisman Resources. The offer document will be sent to Paladin shareholders as soon as practical. The offer will be conditional upon (i) valid acceptances being received in respect of at least 90% (or such lower percentage, not being lower than 50% of the issued shares, as Talisman Resources may decide) of the outstanding shares to which the offer relates, (ii) receipt of all necessary governmental and regulatory approvals, and (iii) other customary conditions. If the offer becomes or is declared unconditional in all respects and sufficient acceptances are received, Talisman Resources intends to apply the applicable provisions of the UK Companies Act to acquire compulsorily any remaining shares.

Paladin Information

Except where otherwise indicated, information relating to Paladin is derived from Paladin’s publicly disclosed information.

Talisman

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and Tobago and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  Talisman is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:  tlm@talisman-energy.com

20-05

Forward-Looking Statements

This news release contains statements concerning the timing, cost and procedure for the proposed acquisition, the anticipated post-acquisition results at Paladin and Talisman, estimated volumes and timing of future production, business plans for exploration, development and drilling, the estimated amounts and timing of capital expenditures, and the assumptions upon which estimates are based or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of applicable securities legislation.  Statements concerning oil and gas reserves also may be deemed to be forward-looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements.  These risks and uncertainties include:

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possible competing bids or changes in the terms of the transaction;

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing;

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uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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general economic conditions;

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the effect of acts of, or actions against, international terrorism; and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

Talisman cautions that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors, which could affect Talisman's operations or financial results, are included in Talisman's Annual Report under the headings "Management's Discussion and Analysis – Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", under the heading "Risk Factors" in Talisman's 2004 Annual Information Form as well as in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of Talisman's management at the time the statements are made.  Talisman assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Advisory - Reserves Data and Other Oil and Gas Information

Talisman's disclosure of its reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements.  The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101).  Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission.  Talisman's probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC").  Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The estimates of Paladin’s proved plus probable reserves set forth in this news release have been prepared based on the SPE/WPC definition for probable reserves. Such estimates have been prepared internally by Talisman and no independent reserves evaluator or auditor was involved in the preparation thereof.

Throughout this news release, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  Boes may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Production volumes in this news release are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments.

This news release does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities. Any acceptance or other response to the offer described herein should be made only on the basis of information referred to in the offer document when dispatched to Paladin shareholders.

The availability of the offer described herein to persons who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. As mentioned above, the offer will not be made in or into Canada, the United States, Australia or Japan unless otherwise determined by Talisman Resources.